Filed by Liberty Interactive Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Subject Company: Liberty Expedia Holdings, Inc.
Commission File No.: 333-210377

Excerpts of Liberty Interactive Corporation at the 25th Annual Goldman Sachs Communacopia Conference, September 22, 2016

Question

First, can you provide a quick update on the spin-off of Liberty Expedia and what’s causing the delay and where you stand with that? . . .

Gregory B. Maffei, President, Chief Executive Officer & Director, Liberty Interactive Corporation

. . .Moving forward, I think we’re going to have the shareholder vote in early November, hope to get it done in the fourth quarter. We’ve had issues working through with the SEC, it’s a relatively complicated deal . . . .

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the timing of the proposed split-off of Liberty Expedia Holdings, Inc. (“Liberty Expedia”). These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed split-off. These forward-looking statements speak only as of the date of the communication, and Liberty Interactive Corporation (“Liberty Interactive”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty Interactive and about the risks and uncertainties related to Liberty Interactive’s business which may affect the statements made in the foregoing excerpts.

Additional Information

Nothing in the foregoing communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Expedia or any of Liberty Interactive’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to Liberty Expedia’s effective registration statement. Liberty Interactive stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the proposed split-off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed split-off. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, see the joint proxy statement/prospectus relating to the proposed split-off (a preliminary filing of which has been made with the SEC). Free copies of these documents may be obtained as described in the preceding paragraph.